UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Invitation to an Ordinary Shareholders Meeting of Grupo Financiero Santander México, S.A.B. de C.V. to be held on November 27, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: November 3, 2014

Item 1

GRUPO FINANCIERO SANTANDER MEXICO, S.A. B. DE C.V.

Invitation to an Ordinary Shareholders Meeting

By agreement of the Board of Directors, the shareholders of the Shares classes "B" and “F” of Grupo Financiero Santander Mexico, S.A. B. de C.V., in terms of articles 181 and 186 of the General Corporations Law (Ley General de Sociedades Mercantiles) and the bylaws, are invited to attend to an Ordinary Shareholders meeting, which will be held at 9:30 am on November 27, 2014 in the Auditorium of the offices of the Company located in Paseo de la Reforma, 500, Lomas de Santa Fe, Álvaro Obregón, 01219, in this city, to address the issues contained in the following:

AGENDA

I.-	Proposal and, if applicable, approval for the payment of a cash dividend to shareholders of the Company.

II.-	Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions.

In order to have the right to attend the Meeting, the shareholders must exhibit the appropriate admission pass, which will be issued at the offices of the Company, located at Prolongación Paseo de la Reforma number 500, floor 2, Module 207, Col. Lomas de Santa Fe, Delegación Alvaro Obregon, in Mexico city, upon the receipt of the share certificates issued by S.D. Indeval institution to the Depósito de Valores, S.A. de C.V, which will be complemented with the list of holders of these securities, holders must present as well a copy of the Federal taxpayers registry, or in the case of foreign holders the card tax ID (or the corresponding supplementary document), all the above in the terms and enforcement of the provisions of the Federal Fiscal Code (Código Fiscal de la Federación). The register of shareholders will be closed three working days before the date fixed for the Shareholders Meeting.

Shareholders may either attend the Meeting personally or be represented by a person or persons duly authorized under power granted, in terms of article 31 of the Act to Regulate the Financial Groups (Ley para Regular las Agrupaciones Financieras), and the fraction III of article 49 of the Securities Act (Ley del Mercado de Valores), the Company has available a fixed format for representation of the shareholders, which will available upon this date, in the domicile of the Company mentioned above.

Mexico city, November 3, 2014.

_________________________________
Lic. Alfredo Acevedo Rivas
Secretario del Consejo de Administración